UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

SFN Group, Inc.

(Name of Subject Company)

SFN Group, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

784153108

(CUSIP Number of Class of Securities)

Thad Florence

Vice President Legal & Corporate Secretary

SFN Group, Inc.

2050 Spectrum Boulevard

Fort Lauderdale, Florida 33309

(954) 308-7600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy Mann, Jr., Esq.

Jones Day

1420 Peachtree, N.E.

Atlanta, Georgia  30309 3053

(404) 581-3939

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Cosmo Delaware Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Randstad North America, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of SFN Group, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 20, 2011, by and among Parent, Purchaser and the Company.

Important Information

This filing is neither an offer to purchase nor the solicitation of an offer to sell any securities.  The Company will file a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable following the commencement of the offer to purchase.  Investors and security holders of the Company are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC (when available), because they will contain important information.

Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that the Company files with the SEC (when available) through the website maintained by the SEC at www.sec.gov and through the website maintained by the Company at www.sfngroup.com.  In addition, the solicitation/recommendation statement and other documents filed by the Company with the SEC (when available) may be obtained from the Company free of charge by directing a request to SFN Group, Inc., Attn: Corporate Secretary, 2050 Spectrum Boulevard, Fort Lauderdale, Florida  33309, (954) 308-7600.

Exhibit Index

Exhibit No.	Description

99.01	Transcript of Conference Call, dated July 21, 2011.

2